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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                SCHEDULE 14D-9/A
                                 (Rule 14d-101)

                                 Amendment No. 1

 Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities
                              Exchange Act of 1934

                            ------------------------

                       Huntingdon Life Sciences Group plc
                       ----------------------------------
                            (Name of Subject Company)

                       Huntingdon Life Sciences Group plc
                       ----------------------------------
                      (Name of Person(s) Filing Statement)

                 Ordinary Shares, nominal value 5 pence each and
          American Depositary Shares, evidenced by American Depositary
                 Receipts, each representing 25 Ordinary Shares
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                     0448116
                                     -------
                                  SEDOL NUMBER

                                    445891302
                                    ---------
                                  CUSIP NUMBER

                               Julian T. Griffiths
                                  Woolley Road
                                    Alconbury
                              Huntingdon, PE28 4HS
                             Cambridgeshire, England
                                 +44 1480 892000
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   On Behalf of the Person(s)Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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ITEM 1. SUBJECT COMPANY INFORMATION

        (a) NAME AND ADDRESS.

        The name of the subject company is Huntingdon Life Sciences Group plc, a public limited company incorporated under the laws of England and Wales, no. 502370 (the "Company"). The address of the principal executive offices of the Company is Woolley Road, Alconbury, Huntingdon, Cambridgeshire, England PE28 4HS and the telephone number at that address is +44 1480 892000.

        (b) SECURITIES.

        The title of the class of equity securities to which this Statement relates are the ordinary shares, nominal value 5 pence each (the "Ordinary Shares"), and American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts, each representing 25 Ordinary Shares (the Ordinary Shares and the shares represented by the ADSs are hereinafter referred to collectively as the "Shares"). As of November 9, 2001, the Company had 293,510,294 Ordinary Shares outstanding. As of November 9, 2001, there were approximately 3,477,866 ADSs in issue representing 86,946,650 Ordinary Shares.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

        (a) NAME AND ADDRESS.

        The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

        (b) TENDER OFFER.

        This Statement relates to the tender offer by Life Sciences Research, Inc., a Maryland corporation ("LSR"), as disclosed in a Tender Offer Statement on Schedule TO dated October 16, 2001 (the "Schedule TO") as amended by a Tender Offer Statement on Schedule TO/A, Amendment No. 1 dated November 9, 2001 (as further amended or supplemented from time to time, the "Schedule TO/A"), to purchase all of the outstanding Shares of the Company at an exchange ratio of 1 share of LSR voting common stock, par value $.01 per share (the "LSR Voting Common Stock") for every 50 Ordinary Shares tendered and 1 share of LSR Voting Common Stock for every 2 ADSs tendered, upon the terms and subject to the conditions set forth in the Offer Document, dated November 9, 2001, and filed as Exhibit (a)(1) to the Schedule TO/A (the "Offer Document ") and in the related Letter of Transmittal (filed as Exhibit (a)(3) to the Schedule TO) and the Form of Acceptance filed as Exhibit (a)(8) to the Schedule TO) (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). The Offer Document, the Letter of Transmittal and the Form of Acceptance are filed hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.


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        The Offer was announced in the United States by the Company and LSR in a press release dated October 9, 2001, and announced in a press release in the United Kingdom on October 9, 2001. The press release and the UK press release are filed as Exhibit 4 and Exhibit 5, respectively, and are incorporated herein by reference.

        The Schedule TO/A states that LSR is a Maryland corporation, that LSR's principal executive offices are located at PMB # 251, 211 East Lombard St., Baltimore, Maryland 21202.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

CONFLICTS OF INTEREST

        Except as described or referred to in this Item 3, to the knowledge of the Company, on the date hereof there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and either (i) the Company's executive officers, directors or affiliates or (ii) LSR or its executive officers, directors or affiliates.

        1. CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

        Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in "Additional Information -Directors, " "Additional Information - Disclosure of Interests and Dealings - Huntingdon" "Additional Information - Disclosure of Interests and Dealings - General" and are incorporated herein by reference. The information incorporated by reference is considered to be a part of this schedule, except for any information that is superseded by information included directly in this schedule.

        Additionally, the information contained under "Additional Information - Directors," "Additional Information - Service Contracts," "Additional Information - Material Contracts - Baker Loan" and "Additional Information - Material Contracts - Sale and Release Agreement" in the Offer Document is incorporated herein by reference.

        2.      CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND OFFEROR.

        The information contained under "Purposes of, and Background to, the Offer," "The Offer - Inducement Fee," "Letter of Recommendation from the Chairman of Huntingdon - Inducement Fee," "Letter from Life Sciences Research, Inc. - Inducement Fee," and "Additional Information - Material Contracts - The Inducement Fee Agreement" in the Offer Document is incorporated herein by reference.

        3.      INTERESTS OF CERTAIN PERSONS IN THE OFFER.

        In considering the recommendations of the Board of Directors of the Company (the "Board"), with respect to the Offer, and the fairness of the consideration to be


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received in the Offer, holders of Shares should be aware that certain officers and directors of the Company have interests in the Offer which are described in the sections of the Offer Document listed below and which may present them with certain potential conflicts of interest.

        The information contained in the Offer Document under "Questions and Answers About the Offer - Do the Huntingdon Directors Support the Offer?" "Summary of the Material Terms of the Offer - Recommendation of Huntingdon's Board of Directors," "Letter of Recommendation from the Chairman of Huntingdon - Introduction," "Letter of Recommendation from the Chairman of Huntingdon - Management and Employees," "Letter of Recommendation from the Chairman of Huntingdon - Inducement Fee," "Letter of Recommendation from the Chairman of Huntingdon - Recommendation," "Letter from Life Sciences Research, Inc. - Irrevocable Undertakings," "Letter from Life Sciences Research, Inc.- Management and Employees," "Letter From Life Sciences Research, Inc.- Inducement Fee," "Information Relating to LSR - Material Contracts - Warrants to Purchase Shares of LSR Voting Common Stock - Background and Reasons for Issuing Warrants," "Additional Information - Directors," "Additional Information - Disclosure of Interests and Dealings - LSR" "Additional Information - Disclosure of Interests and Dealings - Huntingdon," "Additional Information - Service Contracts," "Additional Information - Material Contracts - Baker Loan," "Additional Information - Material Contracts - Fifth Intercreditor Agreement" and "Additional Information - The Inducement Fee Agreement" is incorporated herein by reference.

        The Board was aware of these potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation - Reasons for the Recommendation."

        4.      IRREVOCABLE UNDERTAKINGS.

        The directors of the Company have, for themselves and their immediate family members, entered into irrevocable undertakings, dated as of October 9, 2001 (the "Undertakings"), in which they have agreed to tender or procure the tender of, in aggregate, 20,034,768 Shares (or approximately 6.8% of the outstanding Shares) to LSR in the Offer. The Undertakings also contain provisions that require these directors to make certain payments to LSR in the event they sell their Shares in a successful competing transaction. The descriptions of the Undertakings described under "Questions and Answers About the Offer - Do the Huntingdon Directors Support the Offer?" "Summary of the Material Terms of the Offer - Recommendation of Huntingdon's Board of Directors," "Letter of Recommendation from the Chairman of Huntingdon - Introduction," "Letter of Recommendation from the Chairman of Huntingdon - Recommendation," "Letter from Life Sciences Research, Inc. - Irrevocable Undertakings" and "Additional Information - Disclosure of Interests and Dealings
- Huntingdon" of the Offer Document are incorporated herein by reference.

        5.      EFFECTS OF THE OFFER UNDER THE COMPANY'S SHARE OPTION PLANS.


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        The information contained under "Letter of Recommendation from the
Chairman of Huntingdon - Huntingdon Share Option Schemes," "Letter from LSR - Huntingdon Share Option Schemes" and "Additional Information - Huntingdon Share Option Schemes" in the Offer Document is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

        (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

        At a meeting duly held on October 3, 2001, the Board of Directors of the Company unanimously approved the Offer and determined that the terms of the Offer were fair and reasonable and recommended that all holders of Shares accept the Offer and tender their Shares. Additional information concerning the recommendation is contained in the Letter of Recommendation from the Chairman of Huntingdon, which is filed as Exhibit 6 hereto and incorporated by reference herein. THE BOARD RECOMMENDS THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

        (b) REASONS FOR THE RECOMMENDATION.

        The reasons for the recommendation stated in this Item 4 and set forth in the Offer Document under "Summary of the Material Terms of the Offer - Reasons for the Offer," "Summary of the Material Terms of the Offer - Recommendation of Huntingdon's Board of Directors," "Purposes of, and Background to, the Offer," "Letter of Recommendation from the Chairman of Huntingdon - Introduction," "Letter of Recommendation from the Chairman of Huntingdon - Reasons for recommending the Offer" and "Letter of Recommendation from the Chairman of Huntingdon - Recommendation" are incorporated herein by reference.

        (c) INTENT TO TENDER

        Pursuant to the Undertakings, all of the Company's Directors are obligated to tender or procure the tender of, all Shares held of record or beneficially owned by them. See #4 under Item 3 above.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The Company has retained Corporate Synergy plc to act as its exclusive financial adviser in connection with the Offer. Pursuant to the Company's letter agreement with Corporate Synergy plc dated September 13, 2001, the Company agreed, among other things, to pay Corporate Synergy plc a fee of 250,000 pounds sterling in cash.

        The Company has also agreed to reimburse Corporate Synergy plc for its reasonable out of pocket expenses, including, without limitation, the fees and disbursements of its counsel, incurred in connection with its engagement. In addition, the Company has also agreed to indemnify Corporate Synergy plc and certain related persons against certain liabilities and expenses arising out of its engagement.


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ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        No transactions in the Shares have been effected during the last 60 days by the Company or by any executive officer or director of the Company. No Shares are owned beneficially or of record by any subsidiary of the Company or any other affiliate.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of the Company's Shares by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

ITEM 8.  ADDITIONAL INFORMATION

        Information regarding the directors of each of the Company and LSR is described in detail in the Offer Document in "Additional Information - Responsibility" and "Additional Information - Directors" which is incorporated herein by reference.


ITEM 9. EXHIBITS

        EXHIBIT NO.     DOCUMENT

        Exhibit 1 Offer Document, dated November 9, 2001 (filed as Exhibit
(a)(1) to Schedule TO/A with the Securities and Exchange Commission (the "Commission"), filed by LSR on November 9, 2001, and incorporated herein by reference).*

        Exhibit 2 Form of Letter of Transmittal (filed as Exhibit (a)(3) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 3 Form of Acceptance relating to the Offer (filed as Exhibit
(a)(8) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 4 Short Form Press Release issued by LSR dated October 9, 2001 (filed as Exhibit (a)(9) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 5 Long Form Press Release issued by LSR dated October 9, 2001 (filed as Exhibit (a)(10) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 6 Letter of Recommendation from the Chairman of the Company to holders of the Company's Shares, dated November 9, 2001 (filed as Exhibit (a)(2) to the


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Schedule TO/A, filed by LSR on November 9, 2001, and incorporated herein by reference).*

        Exhibit 7 Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(4) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 8 Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(5) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 9 Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(6) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 10 Guidelines for Certification of Taxpayer Identification Number on Form W-9 (filed as Exhibit (a)(7) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 11 US Press Release issued by the Company dated November 14, 2001.*

        Exhibit 12 UK Press Release issued by the Company dated November 14, 2001.*

        Exhibit 13 US Press Release issued by LSR dated November 14, 2001 (filed as Exhibit (a)(13) to Amendment No. 2 to Schedule TO, filed by LSR on November 14, 2001, and incorporated herein by reference).*

        Exhibit 14 UK Press Release issued by LSR dated November 14, 2001 (filed as Exhibit (a)(14) to Amendment No. 2 to Schedule TO, filed by LSR on November 14, 2001, and incorporated herein by reference).*

* Included with the offering documents mailed or to be mailed (in such definitive form as declared effective by the Commission) to holders of the Company's Shares.






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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        HUNTINGDON LIFE SCIENCES GROUP, PLC


                                               By:  /s/ Andrew Baker
                                                    ----------------------------
                                                    Name:  Andrew Baker
                                                    Title: Chairman

Dated: November 14, 2001






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                                  EXHIBIT INDEX


EXHIBIT NO. DOCUMENT

        Exhibit 1 Offer Document, dated November 9, 2001 (filed as Exhibit
(a)(1) to Schedule TO/A with the Commission, filed by LSR on November 9, 2001, and incorporated herein by reference).*

        Exhibit 2 Form of Letter of Transmittal (filed as Exhibit (a)(3) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 3 Form of Acceptance relating to the Offer (filed as Exhibit
(a)(8) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 4 Short Form Press Release issued by LSR dated October 9, 2001 (filed as Exhibit (a)(9) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 5 Long Form Press Release issued by LSR dated October 9, 2001 (filed as Exhibit (a)(10) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 6 Letter of Recommendation from the Chairman of the Company to holders of the Company's Shares, dated November 9, 2001 (filed as Exhibit (a)(2) to the Schedule TO/A, filed by LSR on November 9, 2001, and incorporated herein by reference).*

        Exhibit 7 Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(4) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 8 Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(5) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 9 Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(6) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 10 Guidelines for Certification of Taxpayer Identification Number on Form W-9 (filed as Exhibit (a)(7) to the Schedule TO, filed by LSR on October 16, 2001, and incorporated herein by reference).*

        Exhibit 11 US Press Release issued by the Company dated November 14, 2001.*

        Exhibit 12 UK Press Release issued by the Company dated November 14, 2001.*


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        Exhibit 13 US Press Release issued by LSR dated November 14, 2001 (filed as Exhibit (a)(13) to Amendment No. 2 to Schedule TO, filed by LSR on November 14, 2001, and incorporated herein by reference).*

        Exhibit 14 UK Press Release issued by LSR dated November 14, 2001 (filed as Exhibit (a)(14) to Amendment No. 2 to Schedule TO, filed by LSR on November 14, 2001, and incorporated herein by reference).*

* Included with the offering documents mailed or to be mailed (in such definitive form as declared effective by the Commission) to holders of the Company's Shares.






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